Exhibit 1.01

Conflict Minerals Report

Alcoa Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Inc. and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2014 compliance period. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

Certain statements in this report relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “hopes,” “intends,” “outlook,” “plans,” “projects,” “should,” “targets,” “will,” “will likely result,” “would,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements concerning the additional steps that Alcoa intends to take to mitigate the risk that its necessary Conflict Minerals finance or benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere and the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission (the “SEC”). Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

I.	Overview

Alcoa is a global leader in lightweight metals engineering and manufacturing. Alcoa’s innovative, multi-material products, which include aluminum, titanium, and nickel, are used worldwide in aircraft, automobiles, commercial transportation, packaging, building and construction, oil and gas, defense, consumer electronics, and industrial applications. Alcoa is also the world leader in the production and management of primary aluminum, fabricated aluminum, and alumina combined, through its active participation in all major aspects of the industry: technology, mining, refining, smelting, fabricating, and recycling.

We are subject to the Conflict Minerals Rule because Conflict Minerals are necessary to the functionality or production of certain discrete products and product lines manufactured by Alcoa (these Conflict Minerals are sometimes referred to herein as “necessary Conflict Minerals”). Necessary Conflict Minerals content constitutes a small portion of the materials content of our products.

As a general matter concerning Alcoa’s products, alumina, most primary aluminum products, most aluminum rolled products and many engineered products do not contain any Conflict Minerals. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

We have filed this Conflict Minerals Report because, for 2014, some of our in-scope products contained Conflict Minerals that either were of an undetermined origin or were processed by a compliant smelter that we believe, based on publicly available information, may have sourced a portion of its ore from the DRC or an adjoining country. Through the date of this report, we are unaware and have no knowledge that any of the necessary Conflict Minerals contained in our in-scope products directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country. However, we make no assertion that any of our products are “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

See “Product, Smelter and Country of Origin Information” below for information concerning our in-scope products, identified smelters and country of origin information.

For 2014, we generally did not directly source Conflict Minerals from smelters, and we did not have direct relationships with any Conflict Minerals mines. We therefore have limited influence over these upstream parties. Furthermore, because of the depth and geographic diversity of our supply chain for certain of our businesses, and due to competitive factors, we often have significant difficulty identifying market participants that are upstream from our direct suppliers.

II.	Reasonable Country of Origin Inquiry Information

See the Form SD to which this Conflict Minerals Report is an exhibit for a discussion of the “reasonable country of origin inquiry” that we conducted.

III.	Due Diligence

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Our application of the OECD Guidance in respect of 2014 is discussed below. The headings for each of the steps in the next section conform to the headings used in the OECD Guidance for each of its five steps.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2014. These were not all of the discrete measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1. OECD Guidance Step One: “Establish strong company management systems”

a.	We maintain a team that ultimately reports to the Chief Procurement Officer and the Chief Legal Officer charged with managing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: external reporting; legal; and procurement. We also appointed representatives from each reporting segment or business unit with potentially in-scope products. Selected internal personnel were educated on the Conflict Minerals Rule, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. In 2014, we provided selected internal personnel with additional training on such procedures in the form of a webinar by specialist outside counsel and related materials. We also used specialist outside counsel to assist us with other aspects of our compliance efforts in 2014.

b.	Alcoa’s procurement function maintains a standard operating procedure (“SOP”) governing purchases of Conflict Minerals. The SOP defines the processes that our procurement function uses to source Conflict Minerals and to support the annual disclosure of country of origin information for those minerals. The SOP provides that we will only purchase Conflict Minerals from suppliers that can provide acceptable certification that the minerals did not originate from sources where they directly or indirectly financed or benefitted armed groups in the DRC or its adjoining countries.

c.	We used the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”) to identify smelters and refiners in our supply chain. We will maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, in a structured computerized database, for at least five years.

d.	We furnished our direct suppliers that we determined to be potentially in-scope for purposes of our compliance with the Conflict Minerals Rule (the “Suppliers”) with an introductory email, a letter containing additional guidance on the information they needed to provide based on the source of the Conflict Minerals used by them and a blank copy of the CMRT for their use in responding.

e.	We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals program compliance requirements.

2. OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	We determined which of our products were in-scope or potentially in-scope for purposes of our compliance with the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries, elemental composition limits, spectrographic analysis of the product composition and other information known to us.

b.	We requested by email that the Suppliers provide us with information concerning the usage and source of Conflict Minerals in their products that we identified as being or potentially being in-scope, as well as information on the smelters and refiners in the supply chains of those products. We requested that Suppliers provide their response by submitting a completed CMRT. In 2014, one of our downstream businesses retained a third-party contractor to conduct its outreach to Suppliers and collect and compile their responses. This resulted in an improved Supplier response rate for this business. In 2014, our overall Supplier response rate improved from 49% to 69%, at least in part as a result of improved execution of our due diligence program.

c.	We reviewed the completed responses received from Suppliers and followed up with Suppliers where we determined it to be appropriate in accordance with our internal written evaluation criteria.

d.	To the extent that a completed response identified a smelter or refiner in our supply chain, we reviewed this information against the lists of compliant smelters and refiners published by the CFSI and other publicly available information. In 2014, we achieved increased transparency in this supply chain through the identification by our Suppliers of twenty-five additional smelters, compared with the eight smelters identified in 2013.

3. OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals compliance team reported its findings to our Chief Procurement Officer and Chief Legal Officer.

b.	Under our risk mitigation strategy, we take such risk mitigation efforts as we deem to be appropriate based on the findings of our supply chain risk assessment. Our risk mitigation efforts are determined by the particular facts and circumstances and risks identified.

c.	To mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.

4. OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5. OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the SEC and made available on our website the Form SD and this Conflict Minerals Report.

IV.	Product, Smelter and Country of Origin Information

Product Information

For 2014, the following in-scope products had necessary Conflict Minerals that originated or may have originated from the DRC or its adjoining countries: (1) certain investment cast airfoils (superalloy) and investment cast structures (superalloy, aluminum and titanium); (2) certain fastening systems or components; (3) certain building and construction products; (4) coated aluminum commercial vehicle wheels; (5) a wrought aluminum alloy product; and (6) an aluminum alloy billet product.

Smelter Information

The Suppliers identified to us the facilities listed below as having processed the necessary Conflict Minerals contained in the in-scope products described above. The smelters listed below may not be all of the facilities used to process the necessary Conflict Minerals in our supply chain, since not all of the Suppliers responded to our request and the Suppliers that did respond to our request in some cases did not identify the processors of all of the Conflict Minerals content contained in these products.

Metal	Smelter Facility Name (1)	Status (2)

Tantalum	Conghua Tantalum and Niobium Smeltry	Compliant

Tantalum	Duoluoshan	Compliant

Tantalum	Exotech Inc.	Compliant

Tantalum	FIR Metals & Resource Co., Ltd	Compliant

Tantalum	Global Advanced Metals	Compliant

Tantalum	H.C. Starck GmbH Goslar	Compliant

Tantalum	H.C. Starck GmbH Laufenburg	Compliant

Tantalum	H.C. Starck Hermsdorf GmbH	Compliant

Tantalum	H.C. Starck Ltd.	Compliant

Tantalum	H.C. Starck Smelting GmbH & Co.KG	Compliant

Tantalum	Hi-Temp	Compliant

Tantalum	LSM Brasil S.A.	Compliant

Tantalum	Molycorp Silmet A.S.	Compliant

Tantalum	Plansee	Compliant

Tantalum	Plansee SE Reutte	Compliant

Tantalum	RFH Tantalum Smeltry Co., Ltd	Compliant

Tantalum	Telex	Compliant

Tantalum	Ulba	Compliant

Tantalum	Zhuzhou Cement Carbide	Compliant

Tin	Malaysia Smelting Corporation	Compliant

Tin	Minsur	Compliant

Tin	PT Mitra Stania Prima	Compliant

Tungsten	ATI Metalworking Products	Not Certified

Tungsten	China Minmetals Non-ferrous Metals Holding Co., Ltd.	Compliant

Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	Compliant

Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	Compliant

Tungsten	Global Tungsten & Powders Corp.	Compliant

Tungsten	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	Active

Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	Compliant

Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp	Progressing Toward CFSP Validation

Tungsten	Sanher Tungsten Vietnam Co., Ltd.	Active

Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	Compliant

Tungsten	Xiamen Tungsten Co., Ltd.	Compliant

[1]	Smelter facility names are as listed by the CFSI.
[2]	“Compliant,” “Active” and “Progressing Toward CFSP Validation” have the meanings given to those terms by the CFSI and indicate status as publicly listed by the CFSI as of May 27, 2015, without independent verification by us.

Country of Origin Information

The countries of origin disclosed to us by the Suppliers or otherwise known to us for the foregoing facilities were: China, the DRC, Peru and Rwanda. However, if a smelter sourced from multiple countries, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the countries of origin listed above may apply to the Conflict Minerals in our in-scope products. We do not have country of origin information for Conflict Minerals processed by some of the smelters listed above.

Some of Alcoa’s products described above that contained Conflict Minerals for which we were not able to determine the origin also contained Conflict Minerals that, based on our reasonable country of origin inquiry, we believe came from recycled or scrap sources.

We sought to determine the mine or location of origin of the necessary Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT. Where a smelter or refiner was identified, we also reviewed publicly available information, to the extent available, to try to determine the mine or location of origin.

V.	Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of our 2015 compliance to mitigate the risk that the necessary Conflict Minerals in our in-scope products finance or benefit armed groups:

1.	Continue to encourage Suppliers that provided company level information for 2014 to provide product level information for 2015 through ongoing outreach with these Suppliers.

2	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2014 to help ensure that they provide requested information for 2015.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

4.	Communicate to new potentially in-scope suppliers our sourcing expectations. In addition, as new in-scope suppliers are added, work with these suppliers to help ensure that they understand our compliance requirements, the requirements of the Conflict Minerals Rule and the OECD Guidance. We began to implement a new supplier on-boarding process in late 2014, which we intend to implement more fully in 2015.

All of the foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.